Mail Stop 3561

May 11, 2010

Ronald C. Dela Cruz
President
NetVentory Solutions, Inc.
8th Floor – 200 South Virginia Street
Reno, NV 89501

      Re: **NetVentory Solutions, Inc.**
              Form 10-K for Fiscal Year Ended July 31, 2009
              Filed November 13, 2009
              File No. 333-153308

Dear Mr. Dela Cruz:

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              H. Christopher Owings
              Assistant Director